IDERA PHARMACEUTICALS, INC.
167 Sidney Street
Cambridge, Massachusetts 02139

September 7, 2017

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:              Idera Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-219851
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Idera Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-219851) so that it may become effective at 4:00 p.m., Eastern time, on September 8, 2017, or as soon thereafter as practicable.

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Very truly yours,

IDERA PHARMACEUTICALS, INC.

/s/ Louis J. Arcudi, III
Louis J. Arcudi, III
Chief Financial Officer and Treasurer